

Mail Stop 6010

June 30, 2009

Mr. Bradley J. Freiburger
Interim Chief Financial Officer
X-Rite, Inc.
4300 44th Street S.E.
Grand Rapids, Michigan 49512

   Re: **X-Rite, Inc.**
      Form 10-K for the Fiscal Year Ended January 3, 2009
      Filed March 19, 2009
      File No. 000-14800

Dear Mr. Freiburger:

  We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K as of January 3, 2009

Item 1. Business, page 1

Significant Customers, page 5

1.   In future filings, please disclose the name of the customer that accounts for more than 10% of your sales. Refer to Item 101(c)(vii) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

Results of Operations, page 19

2.   We note that you have two operating segments and that you discuss the revenues for each of the operating segments. However, based on your disclosures in Note 2 to the financial statements, we also note that your management evaluates the performance of the operating segments using various financial measures, including revenues and operating income. In order to provide investors with greater insight into the operations of each of your segments, please revise your discussion of your results of operations in future filings to discuss the operating income for each of your reportable segments.

Item 8. Financial Statements and Supplementary Data, page 38

Note 1 – The Company and Summary of Significant Accounting Policies, page 47

Revenue Recognition, page 50

3.   We note your disclosures on page 17 that you generate revenues "through a direct sales force as well as select distributors." In future filings please expand your revenue recognition policy to specifically address transactions with distributors including disclosure of any significant payment terms, return rights, exchange provisions, price protection, discounts, sales incentives and any other significant matters. Refer to SAB 104 and SFAS 48 as appropriate.

Note 2 – Business Segments, page 54

4.   We note your disclosures of long-lived assets by geographic location, which includes goodwill and intangible assets. Please revise this disclosure in future filings to present only tangible assets. Refer to Question 22 in the FASB Staff Implementation Guide to Statement 131.

Note 3 – Acquisitions, page 55

5.   We note that the excess of the purchase price over the net assets acquired resulted in the recognition of goodwill of approximately $90.6 million for the Pantone acquisition and $196.6 million for the Amazys Holding acquisition. Please revise future filings to discuss the factors that contributed to a purchase price for these acquisitions that resulted in recognition of a significant amount of goodwill. Refer to paragraph 51(b) of SFAS 141.

Note 6 – Goodwill and Other Intangible Assets, page 62

6.   Please revise this note in future filings to disclose in greater detail how you evaluate your goodwill for impairment. In this regard, please address the following in the Critical Accounting Policies section of MD&A in future filings:

- Disclose the number of reporting units you have identified in accordance with SFAS 142.

- Provide a qualitative and quantitative description of the material assumptions used in your valuation methodologies and a sensitivity analysis of those assumptions based upon reasonably likely changes.

- To the extent the valuation assumptions and methodologies used for valuing goodwill have changed since prior periods, disclose the reasons for the changes and the impact of the changes.

7.   We note your disclosure that you performed your goodwill impairment testing in your fourth fiscal quarter and that you determined that there was an impairment of $58.1 million of your goodwill as of the fourth quarter of fiscal 2008. Please tell us and revise future filings to disclose additional information regarding your goodwill impairment evaluation. Specifically, please address the following:

- We note the goodwill impairment related solely to your Color Standards segment. Discuss the results of your goodwill impairment for your other reporting units, including those within the Color Measurement segment.

- Discuss whether any other reporting units failed Step 1 of the goodwill impairment test and, if so, discuss the results of Step 2 of the goodwill impairment test for those reporting units. In this regard, discuss any previously unrecognized intangible assets that you considered in your evaluation.

- We note that the book value of your equity as of January 3, 2009 was significantly lower than your market capitalization on that date. Please provide us with management's assessment of the reasons for this difference. If available, provide a reconciliation of your market value to the net book value of your equity. Discuss the basis for any significant items in the reconciliation (i.e., control premium).

8.   With respect to your other intangible assets, please tell us if you determined that impairment testing was required and your basis for that conclusion. Discuss the methodologies used in testing your other intangible assets for impairment and the results of any impairment testing performed. We may have further comment upon reviewing your response.

Item 11. Executive Compensation, page 81

9.   We note from pages 14 and 15 in your Part III information incorporated by reference from your Definitive Proxy Statement that you do not disclose the minimum, target, and maximum award thresholds under the short-term cash incentive awards plan. In future filings, please disclose the levels of adjusted EBITDA, revenue, and any other performance criteria that you must achieve for your named executive officers to earn their awards. To the extent that you believe that disclosure of targets is not required because it would result in competitive harm such that you may exclude this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response a detailed explanation for such conclusion.

10.   In future filings, please provide in your Grants of Plan-Based Awards Table the threshold, target, and maximum payouts that your executives may earn under your annual cash incentive awards plan.

Exhibit 31

11.   In future filings, please include the title of the signatory following the signature block in your certifications filed as exhibits 31.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lynn Dicker, Staff Accountant, at (202) 551-3616 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstin, Staff Attorney, at (202) 551-3286, or Mary Beth Breslin, Reviewing Attorney, at (202) 551-3625 if you have questions on any other comments. In this regard, do not hesitate to contact me or Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any questions.

                                        Sincerely,

                                        Kevin L. Vaughn
                                        Accounting Branch Chief